
15027133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 46829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WMSI SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

110 LEROY STREET, 5TH FLOOR
_____
(No. and Street)

NEW YORK	NY	10114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BJ Ralston   615 832 9883
_____
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
_____
(Name – if individual, state last, first, middle name)

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __BJ Ralston_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WMSI Securities LLC_____ , as
of __December 31_____ , 20_14____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                           Signature

President/Chief Compliance Officer
_____
                                            Title

_____
Notary Public ~~exp.~~ 9/11/2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

 **McGladrey**

Report of Independent Registered Public Accounting Firm

To the Member
WMSI Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of WMSI Securities LLC (the "Company") as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WMSI Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 27, 2015

Contents

WMSI Securities LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$700,855
Unbilled revenue	370,632
Accounts receivable	336,205
Due from Parent	203,943
Prepaid expenses	6,662
Total assets	**$1,618,297**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$486,600
Member's equity	1,131,697
Total liabilities and Member's equity	**$1,618,297**

See Notes to the Statement of Financial Condition.

WMSI Securities LLC

Notes Statement of Financial Condition

Note 1.   Organization

WMSI Securities LLC (the "Company") is a limited liability company formed pursuant to the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Wealth Management Systems, Inc. (the "Parent").

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2.   Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns transaction fees for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement account ("IRA") rollover accounts. These fees are either based upon the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transactions are completed. Accounts receivable are stated at the amount management expects to collect from processing rollover transactions that have been billed. Unbilled revenue represents transaction fees earned on facilitating the transfer of qualified retirement plan accounts to IRA rollover accounts, and are expected to be billed within 30 days of month end.

Note 3.   Related Party Transactions

The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan record-keeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real-time opening of IRAs. The Company supports the activities of its Parent by introducing IRA products to qualified retirement plan sponsors and third-party retirement plan administrators that are customers of the Parent. The Company also provides related administrative services necessary to support those customers. The IRA providers pay a transaction fee to the Company based on the number and dollar amount of IRAs opened through the software provided by the Parent. This close interrelationship means that the Company is dependent on its Parent for provision of the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model. The accompanying financial statement might not necessarily be indicative of the Company's financial condition had the Company operated as an unaffiliated independent entity.

The Parent provides office space and other administrative services to the Company at no cost. However, pursuant to an expense-sharing agreement with the Parent, the Parent is reimbursed for compensation, benefits and other professional fees.

WMSI Securities LLC

Notes Statement of Financial Condition

Note 3. Related Party Transactions (Continued)

The Parent may receive payments from customers for services performed by the Company and vice versa as they both provide services to the same customers. The Company had a $203,943 receivable due from the Parent at December 31, 2014 for such transactions.

Note 4. Income Taxes

The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions for the Company. The Parent and the Company are generally not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

Note 5. Regulatory Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.
Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2014, the Company had net capital, as defined, of $214,254, which exceeded the required amount by $181,814. At December 31, 2014, the Company's net capital ratio was 2.27 to 1.

Note 6. Off-Balance-Sheet Risk and Concentration of Risk

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company's support activities for its Parent's customers may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

The Company has concentrations of credit risk with regard to IRA transactions with customers. At December 31, 2014 the following concentrations existed:

	Percentage for Customers > 10%	Number of Customers
IRA Transactions	27%, 24%, 14%	3

WMSI Securities LLC

Notes Statement of Financial Condition

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.